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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Argan, Inc.
(Name of Issuer)

Common Stock, par value $0.15
(Title of Class of Securities)

04010E 10 9
(CUSIP Number)

Rainer Bosselmann
President and Chief Executive Officer
Argan, Inc.
One Church Street, Suite 401
Rockville, MD 20850
(301) 315-0027
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No 04010E 10 9	Page 2 of 6
(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joel M. Canino
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3) SEC Use Only
(4) Source of Funds (See Instructions) SC
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 1,650,333
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,650,333
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,650,333
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 14.9%
(14) Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule13D”) relates to the common stock, par value $0.15 per share (the “Common Stock”), of Argan, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal office is One Church Street, Suite 401, Rockville, MD 20850.

Item 2. Identity and Background

(a)	This Statement is being filed by Joel M. Canino (“Canino”).

(b)	The business address of Canino is Gemma Power Systems, LLC, 2461 Main Street, Glastonbury, CT 06033.

(c)
Canino is a senior executive and Vice Chairman of the Board of Gemma Power Systems, LLC, a Connecticut limited liability company having its principal office located at 2461 Main Street, Glastonbury, CT 06033.

(d)-(e)
Canino has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Canino is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On December 8, 2006 (the “Closing Date”), the Issuer acquired (the “Acquisition”) (i) all of the outstanding membership interests of Gemma Power Systems, LLC, a Connecticut limited liability company (“GPS LLC”) pursuant to a certain Membership Interest Purchase Agreement, dated as of December 8, 2006, by and among, Issuer, GPS LLC, Gemma Power, Inc., Gemma Power Systems California, William F. Griffin, Jr. and Canino (“Membership Purchase Agreement“), and (ii) all of the issued and outstanding shares of capital stock of Gemma Power, Inc., a Connecticut corporation (“GPS-Connecticut”) and Gemma Power Systems California, a California corporation (“GPS-California”), pursuant to a certain Stock Purchase Agreement, dated as of December 8, 2006, by and among Issuer, GPS LLC, GPS-Connecticut, GPS-California, William F. Griffin, Jr. and Canino. Prior to the Acquisition, Canino owned 50% of GPS LLC, 50% of GPS-California and 25.64% GPS-Connecticut. In exchange for Canino’s equity interest in GPS LLC, GPS-California and GPS-Connecticut, Canino received 1,700,333 shares (the “Shares”) of the Issuer’s Common Stock (valued at $3.75 per share), for which 50,000 shares of the Shares were transferred from Canino to a certain individual for a commission payment in connection with the Acquisition, leaving Canino as the beneficial owner of 1,650,333 shares of Issuer’s Common Stock.

Item 4. Purpose of Transaction

Canino acquired the Shares in connection with the Acquisition.  A portion of the Shares are being held in escrow pursuant to the terms of a certain Escrow Agreement dated December 8, 2006 by and among the Issuer, Canino and the other parties named therein, to secure Canino’s and the other GPS LLC stockholder’s indemnification obligations under Section 10 of the Membership Purchase Agreement for a period of one year from the Closing Date.

In connection with the Acquisition, the Issuer agreed to grant up to 40,000 qualified or unqualified stock options to certain employees, which stock options shall be granted no later than at the first regularly scheduled meeting of the board of directors of the Issuer following the Closing Date (defined in Item 3 above), with a strike price equal to the price of the Issuer’s Common Stock at the time of grant, but in no event, lower than $4.50 per share.

Except as otherwise set forth herein, Canino has not formulated any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j)	Any action similar to any of those listed above.

Item 5. Interest in Securities of the Issuer

As of December 19, 2005, Canino beneficially owned and had the sole power to vote or dispose of 1,650,333 shares of the Issuer’s Common Stock, which represents approximately 14.9% of the Issuer’s outstanding shares of Common Stock.  The percentage set forth in this Item 5 is based on 11,094,012 shares of the Issuer’s Common Stock reported as outstanding on December 8, 2006 in the Issuer’s Form 10-Q for the quarter ended October 31, 2006. All of the Issuer’s shares held by Canino were acquired in connection with the Acquisition.

Item 6. Contracts , Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Canino and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.
Membership Interest Purchase Agreement, dated as of December 8, 2006, by and among, Argan, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California, William F. Griffin, Jr. and Joel M. Canino.*

2.
Stock Purchase Agreement, dated as of December 8, 2006, by and among Argan, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California, William F. Griffin, Jr. and Joel M. Canino.**

_________________

*	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission on December 14, 2006.

**	Incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the Securities and Exchange Commission on December 14, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of December 19, 2006

	By:	/s/ Joel M. Canino
Joel M. Canino